November 15, 2005

Mail Stop 4561

VIA U.S. MAIL AND FAX (206) 633-2768

Mr. David V. Lott
Chief Executive Officer
Limelight Media Group, Inc.
1300 North Northlake Way
Seattle, WA 98103

Re: Limelight Media Group, Inc.
      Form 10-KSB for the year ended December 31, 2004
      Form 10-QSB for the quarter ended June 30, 2005
      Form 8-K/A filed September 23, 2005
      File No. 000-29107

Dear Mr. Lott:

      We have completed our review of your Form 10-KSB and related
filings and do not, at this time, have any further comments.

        Sincerely,

        Steven Jacobs
        Accounting Branch Chief
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